Filed by: National Bank of Canada

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Western Bank

A registration statement is expected to be filed by National Bank of Canada

The following News Release was first issued by National Bank of Canada on June 11, 2024.

[Materials begin below]

NEWS RELEASE

For immediate release

National Bank to accelerate domestic growth with the acquisition of Canadian Western Bank

Not for distribution to U.S. news wire services or for dissemination in the United States

•        Aligned with National Bank’s strategic plan to accelerate growth across all its business lines in Canada

•        Provides customers an expanded product and service offering nationally, extensive banking centre network and common customer experience culture

•        Maintains branch footprint and Edmonton-based executive and operational presence

•        Combination creates stronger competitor, and provides more choice for Canadians

•        Concurrent subscription receipt offering of $1 billion

Montreal and Edmonton, June 11, 2024 — National Bank of Canada (“National Bank”) (TSX: NA) and Canadian Western Bank (“CWB”) (TSX: CWB) today announced they have entered into a definitive agreement (the “Agreement”) for National Bank to acquire CWB, a diversified financial services institution based in Edmonton, Alberta. The transaction brings together two complementary banks with growing businesses, enabling the united bank to enhance services to customers by offering a comprehensive product and service platform at national scale, with a regionally focused service model.

National Bank will acquire all of the issued and outstanding common shares of CWB (the “CWB Shares”) by way of a share exchange (the “Transaction”), valuing CWB at approximately $5.0 billion (the “CWB Equity Value”).

“This transaction is about growth and brings together two great banks with a complementary footprint in personal and commercial banking, and supports our objectives in Western Canada and across the country,” said Laurent Ferreira, President and CEO of National Bank. “CWB has developed an attractive banking franchise with a reputation for exceptional service with deep customer relationships across a number of priority industries and service lines. This combination will provide customers with access to a broader range of services, expertise and products, along with the benefits of supporting technological investment and innovation. When we combine these strengths with our commercial and retail banking offering, leading wealth management and capital markets franchises, we will be able to do more for clients, both existing and new, and unlock significant value creation opportunities. I look forward to joining forces with the CWB team so that together, we deliver a stronger banking choice for all Canadians and Canadian businesses.”

“We are proud to come together with National Bank and are confident that this combination will create incredible value for our clients, teams, communities and our shareholders. Together, we can offer Canadians more choice by combining CWB’s four-decade legacy of serving business owners and their families with National Bank’s scale, complementary market expertise and the technological capabilities necessary to accelerate our growth,” said Chris Fowler, CEO of CWB. “Our two organizations share similar values grounded in an unwavering commitment to our clients, a deep history of entrepreneurship and a commitment to giving back in the communities we serve. We’re excited to build on this legacy together.”

Transaction Benefits

•        Creating a Canadian banking leader with growth priorities from coast-to-coast — The combination brings together complementary banks with complementary footprints and established positions in Western Canada. The united bank’s growth objectives in the region will be supported by executive and operational leaders based out of Edmonton, Alberta. National Bank will increase banking services across CWB’s existing network. CWB customers will continue to have access to branches in the communities where they typically bank across Canada, as well as additional locations in National Bank’s network. As part of the transaction, National Bank’s board of directors will be strengthened by the addition of two CWB nominees.

•        Expanding services for Canadian banking and wealth management customers — With a larger network and the joint resources of both banks, National Bank can increase its banking and wealth management activities, and offer more competitive products and services to provide customers with more options and better value. CWB retail customers will benefit from a larger product offering and digital platform, small business clients can utilize National Bank’s cash and risk management solutions, and commercial clients will benefit from access to National Bank’s leading capital markets franchise. This combination adds more full-service choice to Canadian businesses and individual customers across Canada.

•        Investing in the future of the Western Canadian economy — National Bank has a strong track record of investing in both the Alberta and Western Canadian economies, with leading franchises in energy, agriculture, and affordable housing lending, as well as a top position in renewables. Today, Alberta and British Columbia represent approximately 24% of National Bank’s assets under administration, including managing more than $24 billion in client assets, and more than $25 billion in authorized credit for Western Canadian businesses. Western Canada is already a priority growth market for National Bank and the combination with CWB’s small and mid-market business and exposure in growing sectors such as equipment finance will contribute to National Bank becoming an even more valuable partner to Canadian banking and wealth management customers.

•        Deepening commitments to communities — National Bank takes pride in its active participation in the communities where it operates. For example, in 2023 National Bank partnered with local tech accelerators to establish the National Bank Investor Hub to improve connections between investors and Calgary technology startups, and 2024 will mark the fifth year of the National Bank Challenger in Calgary, one of the largest international tennis tournaments in Canada. Through this combination, National Bank will add to its existing national investments and expand its support to western communities by doubling CWB’s community investment program to more than $3 million annually. Building on CWB’s longstanding relationships, the combined bank will increase its support to Indigenous communities across its banking, wealth management and capital markets franchises.

•        Welcoming new and diverse talent to the National Bank family — National Bank’s tools and investments in innovation will provide exciting and rewarding career opportunities for CWB team members as both organizations come together in serving clients coast-to-coast in a unified way. In addition to benefiting from strong regional leadership across corporate and client-facing functions in Alberta, the united bank will grow in areas such as customer experience and services.

Transaction Details

With $37 billion in loans, CWB is a full-service bank in Canada focused on servicing businesses, their owners and their families, offering services in business and personal banking, equipment financing, trust services and wealth management through its 39 branches located across Western Canada and Ontario. CWB will increase National Bank’s commercial banking portfolio by approximately 52%, adding domestic earning power and enhancing loan and revenue diversification.

The Transaction is expected to be accretive to adjusted EPS on run-rate cost and funding synergies. National Bank has identified $270 million of pre-tax annual cost and funding synergies, with upside from revenue opportunities. National Bank expects to maintain a CET1 ratio above 12.75% at close.

Each CWB Share, other than those held by National Bank, will be exchanged for 0.450 of a common share (the “National Bank Shares”) of National Bank (the “Exchange Ratio”). Based on the 20-day volume weighted average trading price of the National Bank Shares on the TSX as of June 11, 2024, the Exchange Ratio values each CWB Share at $52.24, representing a 110% premium to the closing price of the CWB Shares on the TSX of $24.89 as of June 11, 2024, and a 100% premium to the volume weighted average trading price of the CWB Shares over the last 20 days. The National Bank Shares to be issued upon closing of the Transaction will represent a pro forma ownership of approximately 10.5% of National Bank by CWB shareholders, taking into account the Private Placement and the Public Offering (as defined below).

The Transaction is subject to approval of 66 2/3% of the votes cast by CWB shareholders at a special meeting of shareholders (the “Meeting”) expected to be held in September 2024 to approve an amendment to CWB’s by-laws to provide for the share exchange. The Agreement contains customary non-solicitation covenants on the part of CWB, subject to customary “fiduciary out” provisions, as well as “right to match” provisions in favour of National Bank. A termination fee equivalent to 4% of the CWB Equity Value would be payable by CWB to National Bank in certain circumstances, including in the context of a superior proposal supported by CWB’s board of directors. A reverse termination fee equivalent to 4% of the CWB Equity Value would be payable by National Bank to CWB in certain circumstances where key regulatory approvals are not obtained prior to the outside date.

The CWB board has evaluated the Agreement with CWB’s management and legal and financial advisors and has unanimously determined that the Transaction is in the best interests of CWB and is fair to the CWB shareholders. All directors and executives of CWB have entered into support and voting agreements pursuant to which they have agreed to vote their CWB Shares in favour of the Transaction, subject to certain conditions.

In connection with their review and consideration of the Transaction, the CWB board engaged J.P. Morgan as its exclusive financial advisor. J.P. Morgan provided an opinion to the CWB board that, subject to the assumptions, limitations and qualifications set out in its opinion, as of June 11, 2024 the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to holders of CWB Shares.

The board of directors of National Bank has evaluated the Agreement with National Bank’s management and legal and financial advisors and has unanimously determined that the Transaction is in the best interests of National Bank. National Bank shareholder approval is not required in connection with the Transaction.

The Transaction is expected to close by the end of 2025, subject to approval by CWB shareholders and receipt of required regulatory approvals. The Transaction is not subject to any financing condition.

Additional details regarding the Transaction will be set out in CWB’s management information circular to be prepared and made available to the CWB shareholders in advance of the Meeting. Copies of the Agreement and the circular will be available on SEDAR+ at www.sedarplus.ca and on the CWB website at www.cwb.com.

Acquisition Financing

National Bank also announced today that it intends to complete an equity financing in connection with the Transaction. The equity financing is comprised of a public offering (the “Public Offering”) and concurrent private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) for gross proceeds totaling approximately $1.0 billion before giving effect to the Over-Allotment Option and the Additional Subscription Option (as defined below).

Pursuant to the Public Offering, National Bank has agreed to issue and sell 4,453,000 Subscription Receipts at a price of $112.30 for total gross proceeds of approximately $500 million. The Public Offering is being underwritten on a bought-deal basis by a syndicate of underwriters led by National Bank Financial Inc. (“NBF”). National Bank has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 667,950 Subscription Receipts at the public offering price exercisable up to 30 days after closing of the public offering.

Pursuant to the concurrent Private Placement, National Bank has agreed to issue and sell 4,453,000 Subscription Receipts at the public offering price to Caisse de dépôt et placement du Québec or an affiliate thereof (“CDPQ”) for gross proceeds of approximately $500 million. All of CDPQ’s Subscription Receipts will be subject to a statutory hold period of four months plus one day from the date of their issuance. CDPQ will have the right to purchase up to an additional 667,950 Subscription Receipts, to maintain its pro-rata ownership and subject to, and in the same proportion as, the Over-Allotment Option being exercised by the underwriters (the “Additional Subscription Option”).

National Bank intends to use the net proceeds from the equity financing to support strong regulatory capital ratios following the closing of the Transaction, to fund any cash consideration under the terms of the Transaction and to pay the Transaction expenses.

The Subscription Receipts to be issued pursuant to the Public Offering and the Over-Allotment Option will be offered in all provinces and territories of Canada by way of a prospectus supplement to the short form base shelf prospectus of National Bank dated August 22, 2022. The Subscription Receipts to be issued pursuant to the Public Offering will also be offered in the United States concurrently to “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the U.S. Securities Act of 1933 (the “U.S. Securities Act”).

The issuance of the Subscription Receipts under the Public Offering and the Private Placement is subject to the approval of the TSX.

It is expected that the closing of the Private Placement will occur concurrently with the closing of the Public Offering. However, the Private Placement is not conditional upon the completion of the Public Offering, and the Public Offering is not conditional upon the completion of the Private Placement. Closing of both offerings is expected to occur on or about June 17, 2024.

No securities regulatory authority has either approved or disapproved the contents of this press release. The Subscription Receipts to be issued as part of the Public Offering have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws. Accordingly, the Subscription Receipts may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Subscription Receipts in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ADVISORS

NBF is acting as lead financial advisor to National Bank in connection with the Transaction. McCarthy Tétrault LLP and Mayer Brown LLP are acting as legal advisors to National Bank. Jefferies Securities, Inc. provided a fairness opinion to the board of National Bank. J.P. Morgan is acting as exclusive financial advisor to CWB and is providing a fairness opinion to the board of directors of CWB. Torys LLP is acting as legal advisor to CWB. Fasken Martineau DuMoulin LLP is acting as legal advisor to CDPQ.

CONFERENCE CALL

•        National Bank will host a conference call on June 11, 2024 at 16:45 EDT.

•        All participants may access the call listen-mode only by dialing 1-800-806-5484 or 416-340-2217. The access code is 8107433#.

•        A recording of the conference call can be heard until September 5, 2024 by dialing 1-800-408-3053 or 905-694-9451. The access code is 2139106#.

INVESTOR PRESENTATION

An investor presentation is available at https://www.nbc.ca/about-us/investors.html.

ABOUT NATIONAL BANK

With $442 billion in assets as at April 30, 2024, National Bank is one of Canada’s six systemically important banks. National Bank has approximately 30,000 employees in knowledge-intensive positions and operates through three business segments in Canada: Personal and Commercial Banking, Wealth Management and

Financial Markets. A fourth segment, U.S. Specialty Finance and International, complements the growth of its domestic operations. Its securities are listed on the Toronto Stock Exchange (TSX: NA). Follow National Bank’s activities at nbc.ca or via social media.

ABOUT CWB

CWB is the only full-service bank in Canada with a strategic focus to meet the unique financial needs of businesses and their owners. CWB provides its nation-wide clients with full-service business and personal banking, specialized financing, comprehensive wealth management offerings, and trust services. Clients choose CWB for a differentiated level of service through specialized expertise, customized solutions, and faster response times relative to the competition. CWB people take the time to understand its clients and their business, and work as a united team to provide holistic solutions and advice.

As a public company on the TSX, CWB trades under the symbols “CWB” (common shares), “CWB.PR.B” (Series 5 preferred shares) and “CWB.PR.D” (Series 9 preferred shares). CWB is firmly committed to the responsible creation of value for all its stakeholders and its approach to sustainability will support its continued success. Learn more at www.cwb.com.

Forward-Looking Information

Certain statements in this press release are forward-looking statements. All such statements are made in accordance with applicable securities legislation in Canada and the United States. Forward-looking statements in this press release may include, but are not limited to, statements made about the anticipated benefits and synergies for National Bank resulting from the Transaction; statements regarding the anticipated effect of the Transaction on National Bank’s strategy, operations and financial performance, including accelerating growth across all business lines, expanded product and service offerings, cost and funding synergies, impact on adjusted earnings per share, revenue opportunities, benefits of scale, branch network, and the combined entity’s increased competitive strength within the Canadian banking sector; community investment programs; support to Indigenous communities; the location of executive and operational leadership; the anticipated timing for the special meeting of the CWB shareholders and the anticipated timing for the completion of the Transaction, statements about the Public Offering and the Private Placement, including in respect of the use of proceeds therefrom and the anticipated closing date of the Public Offering and the Private Placement. These forward-looking statements are typically identified by verbs or words such as “outlook”, “believe”, “foresee”, “forecast”, “anticipate”, “estimate”, “project”, “expect”, “intend” and “plan”, in their future or conditional forms, notably verbs such as “will”, “may”, “should”, “could” or “would”, as well as similar terms and expressions. Such forward-looking statements are made for the purpose of assisting the holders of National Bank’s securities in understanding National Bank’s vision, strategic objectives, and performance targets, and may not be appropriate for other purposes.

These forward-looking statements are based on current expectations, estimates, assumptions and intentions believed by National Bank to be reasonable as at the date of this press release and are subject to uncertainty and inherent risks, many of which are beyond National Bank’s control. Assumptions about the performance of the Canadian and U.S. economies in 2024, and how that performance will affect National Bank’s business are among the factors considered in setting National Bank’s strategic priorities and objectives. Assumptions underlying forward-looking statements included in this press release also include the expected timing of completion of the Transaction and the conditions precedent to the closing of the Transaction (including the required approvals); that the Transaction will be completed on the terms currently contemplated; National Bank’s ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Transaction; National Bank’s ability to otherwise complete the integration of CWB within anticipated time periods and at expected cost levels; National Bank’s ability to attract and retain key employees in connection with the Transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and various financial metrics; the realization of the expected strategic, financial and other benefits of the Transaction in the timeframe anticipated; the accuracy and completeness of public and other disclosure (including financial disclosure) by CWB; the absence of significant undisclosed costs or liabilities associated with the Transaction; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof; assumptions about the satisfaction of all closing conditions and the successful completion of the Public Offering and the Private Placement within the anticipated timeframe. Additional assumptions relating to National Bank appear in the Economic Review and Outlook section and, for each business segment, in the Economic and Market Review sections of National Bank’s annual report for the year ended October 31, 2023 (the “2023 Annual Report”) and in the Economic Review and Outlook section of National Bank’s report to shareholders for the three and six-month periods ended April 30, 2024, and may be updated in the quarterly reports to shareholders filed thereafter.

Forward-looking statements in press release are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s control and the impacts of which are difficult to predict. These risk factors include, among others, risks and uncertainties relating to the expected competition and regulatory processes and outcomes in connection with the Transaction; National Bank’s inability to successfully integrate CWB upon completion of the Transaction; the possible delay or failure to close the Transaction; the potential failure to realize anticipated benefits from the Transaction; the potential failure to obtain the required approvals to the Transaction in a timely manner or at all; National Bank’s reliance upon publicly available information of CWB; potential undisclosed costs or liability associated with the Transaction; National Bank or CWB being adversely impacted during the pendency of the Transaction, the dilutive effect of the Public Offering and Private Placement; the general economic environment and financial market conditions in Canada, the United States, and the other countries where National Bank operates; the impact of upheavals in the U.S. banking industry; exchange rate and interest rate fluctuations; inflation; global supply chain disruptions; higher funding costs and greater market volatility; changes made to fiscal, monetary, and other public policies; changes made to regulations that affect National Bank’s business; geopolitical and sociopolitical uncertainty; climate change, including physical risks and those related to the transition to a low-carbon economy, and National Bank’s ability to satisfy stakeholder expectations on environmental and social issues; significant changes in consumer behaviour; the housing situation, real estate market, and household indebtedness in Canada; National Bank’s ability to achieve its key short-term priorities and long-term strategies; the timely development and launch of new products and services; National Bank’s ability to recruit and retain key personnel; technological innovation, including advances in artificial intelligence and the open banking system, and heightened competition from established companies and from competitors offering non-traditional services; changes in the performance and creditworthiness of National Bank’s clients and counterparties; National Bank’s exposure to significant regulatory matters or litigation; changes made to the accounting policies used by National Bank to report financial information, including the uncertainty inherent to assumptions and critical accounting estimates; changes to tax legislation in the countries where National Bank operates; changes made to capital and liquidity guidelines as well as to the presentation and interpretation thereof; changes to the credit ratings assigned to National Bank by financial and extra-financial rating agencies; potential disruptions to key suppliers of goods and services to National Bank; the potential impacts of disruptions to National Bank’s information technology systems, including cyberattacks as well as identity theft and theft of personal information; the risk of fraudulent activity; possible impacts of major events affecting the economy, market conditions of National Bank’s outlook, including international conflicts, natural disasters, public health crises, and the measures taken in response to these events; and other risk factors described in the Risk Management section of the 2023 Annual Report and in the Risk Management section of the Report to Shareholders for the second quarter of 2024, as well as other risks detailed from time to time in reports filed by National Bank with securities regulators or securities commissions or other documents that National Bank makes public, which may cause events or results to differ materially from the results expressed or implied in any forward-looking statement.

There is a strong possibility that National Bank’s express or implied predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that its assumptions may not be confirmed and that its vision, strategic objectives, and performance targets will not be achieved. Thus, National Bank recommends that readers not place undue reliance on these forward-looking statements, as a number of factors could cause actual results to differ significantly from the expectations, estimates, or intentions expressed in these forward-looking statements. The foregoing list of risk factors is not exhaustive, and the forward-looking statements made in this press release are also subject to credit risk, market risk, liquidity and funding risk, operational risk, regulatory compliance risk, reputation risk, strategic risk, and social and environmental risk, as well as certain emerging risks or risks deemed significant.

Additional information about these and other factors is provided in the 2023 Annual Report and the Report to Shareholders for the second quarter of 2024 and may be updated in the quarterly reports to shareholders filed thereafter. Investors and others who rely on National Bank’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Except as required by law, National Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf. National Bank cautions investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, or a solicitation of a proxy of any securityholder of any person in any jurisdiction. Any offers or solicitations will be made in accordance with the requirements under applicable law. Shareholders are advised to review any documents that may be filed with securities regulatory authorities and any subsequent announcements because they will contain important information regarding the Transaction and the terms and conditions thereof. The circulation of this press release and the Transaction may be subject to a specific regulation or restrictions in some countries. Consequently, persons in possession of this press release must familiarize themselves and comply with any restrictions that may apply to them.

NOTICE TO U.S. HOLDERS

National Bank is planning to file a registration statement on Form F-8 or F-80, which will include CWB’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of National Bank Shares to be offered or issued in the Transaction to U.S. holders of CWB common shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

INFORMATION

Marianne Ratté	Chris Williams
Vice-President and Head, Investor Relations	AVP, Investor Relations
National Bank	Canadian Western Bank
Tel.: 1-866-517-5455	Tel.: 780-508-8229
investorrelations@nbc.ca	chris.williams@cwbank.com
Debby Cordeiro	Angela Saveraux
Senior Vice-President, Communications, Marketing, ESG	SAVP, Marketing and Public Relations
National Bank	Canadian Western Bank
Tel.: 514-412-0538	Tel.: 780-722-3578
ap@bnc.ca	angela.saveraux@cwbank.com